Peraso Inc. 2309 Bering Drive San Jose, CA 95131

VIA EDGAR

August 17, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Jenifer Gallagher

Karl Hiller

Re: Peraso Inc.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Filed March 31, 2022

       File No. 000-32929

Ladies and Gentlemen:

Peraso Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 28, 2022, regarding the Annual Report on Form 10-K filed with the Commission on March 31, 2022. In response to the Staff’s comment, the Company is submitting via EDGAR this response letter. For your convenience, we have repeated below your comment in bold, and have followed it with our response.

Form 10-K for the Fiscal Year ended December 31, 2021 General

1.The comments in this letter reference disclosures and accounting observed in your annual report although also apply to any corresponding matters in your subsequent interim report. Please submit the revisions that you propose to address the concerns outlined in these comments in amendments to the annual and subsequent interim reports.

Response:  As we explain and propose in our other Responses, we intend to clarify and expand our disclosures in future filings in order to fully address the Staff’s concerns. We do not believe that our proposed revisions rise to the level of requiring amendments to the annual and subsequent interim report.

Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of

Equity Securities, page 26

2.Please revise your filing to include the information prescribed by Item 701 of Regulation S-K as to the preferred securities issued in connection with your reverse merger.

Response:  The Company acknowledges the Staff’s comment, however, it does not believe that the issuance of the one share of the Series A Special Voting Preferred Stock (the “Special Voting Share”) was a sale and, therefore, Item 701 of Regulation S-K is not applicable.

Specifically, at the closing of the business combination (the “Transaction”), the Company issued one Special Voting Share to Kingsdale Advisors LP (the “Agent”), as the holder of record, as agent for and on behalf of, and for the use and benefit of, the registered holders from time to time of the Exchangeable Shares. The Exchangeable Shares, which have economic rights that are, as nearly as practicable, equivalent to those of common stock, were only issued to certain Canadian stockholders of Peraso Technologies, Inc. to take advantage of a full or partial tax deferral available under the Income Tax Act (Canada). The Special Voting Share was only issued at closing to enable the holders that received Exchangeable Shares for tax purposes to cast votes, through instructions provided to the Agent, on matters for which holders of shares of common stock of the Company are entitled to vote on a one-for-one basis. The Agent may not vote on such matters if it does not receive voting instructions from any holders of the Exchangeable Shares. As the Special Voting Share was solely created to serve as the means for the holders of Exchangeable Shares to vote, the holder of the Special Voting Share is not entitled to any other rights, including the rights to (i) receive dividends, (ii) exchange the Special Voting Share for shares of any other class of capital stock of the Company, and (iii) receive any assets of the Company available for distribution to its stockholders upon any liquidation, dissolution or winding up of the Company.  In this instance, the Special Voting Share was solely issued by the Company to the Agent for administrative purposes. Accordingly, the Company believes that the issuance of the Special Voting Share does not trigger any disclosure under Item 701 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 27

3.We note that your disclosures on pages 20 and 28 mention the possibility that operations of your key suppliers and manufacturing partners may be adversely affected as a result of the pandemic and of shortages in the global semiconductor business. Please clarify whether these concerns materially effect your outlook or business goals, and disclose the extent to which your results of operations and capital resources have been impacted.

Please also discuss any efforts that you have undertaken to mitigate these concerns and any uncertainties arising from those efforts or which otherwise prevail over your ability to maintain or ensure product quality, reliability of product development and order fulfillment processes, or to obtain regulatory approvals.

Response: To date, we have experienced longer lead times and price increases from suppliers and manufacturing partners. In addition, we have at times experienced limited availability of components from suppliers impacted by COVID-19 lockdowns in China. In recent quarters, this has impacted our ability to complete production of our products on a limited basis (e.g., delaying shipments a few weeks), so the impacts have not been material. We have been able to satisfy substantially all orders on our backlog by customers’ requested order dates. In some cases, our customers have pushed out order delivery dates within lead times, but we are unable to determine whether these push outs are due to the customers’ business requirements or by the customers’ inability to obtain components from other suppliers, thereby delaying the need for our products.

We have addressed the longer lead times by placing purchase orders, in particular for substrates used to produce our integrated circuits and critical 3rd party components for our modules, further into the future. In addition, we have increased the order lead times for our customers to ensure we have better visibility and can satisfy their production requirements.  We have also increased prices on certain of our products to mitigate the impacts of cost increases from our suppliers. As we are a small company with limited revenues, to date, the issues with the global semiconductor supply chain have not materially affected our results of operations, and, currently, are not expected to impact our results in coming quarters. We state in our MD&A disclosure that: “… we believe that our operations personnel are currently in a position to meet expected customer demand levels in the coming quarters.” As we operate as a fabless semiconductor company and the majority of our production is outsourced, our capital resources have not been impacted.

As a relatively small company compared to other larger, well capitalized semiconductor companies, our efforts to mitigate the global supply chain issues have been limited. At our current size and scale, it is challenging to utilize multiple suppliers for the same manufacturing supplies and services. A majority of vendors in the semiconductor global supply chain have experienced capacity limitations, and, often, they are unwilling to assume new customer relationships due to capacity concerns and or low volume, relative to other larger customers. As noted above, we have primarily addressed these challenges by placing purchase orders with our suppliers with the required longer lead times; fortunately, our suppliers do not invoice us for these orders until the materials are delivered to us. We have also identified second and third sources for certain components used in our module products. We do not rely significantly on outside vendors to manage and perform product quality, product development, or our order fulfillment activities for us. Accordingly, we have not experienced any issues with regard to our ability to maintain or ensure product quality, reliability of our product development, and our order fulfillment processes. Our products generally do not require us to obtain regulatory approvals.

In future filings, we will modify our MD&A disclosures to address whether the impacts materially affect our outlook or business goals, and disclose the extent to which our results of operations and capital resources have been impacted.

Results of Operations, page 31

4.Please expand your disclosure to address any known trends, events or uncertainties that have had, or that are reasonably likely to have, a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations, as may be attributable to the supply chain and inflation risks that you mention on pages 19 and 20, including risks arising from your dependence on contract manufacturers, independent foundries, and testing and assembly vendors.

Please clarify the extent to which your revenues and cost of revenues have been or are expected to be impacted by supply chain disruption and inflation, and discuss any plans that you have to respond to or counter any adverse circumstances.

Response:

To date, we have not experienced a material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations, attributable to the global supply chain disruption and inflation. As noted above, as a small company, our revenues and cost of revenues have not been materially impacted. We have experienced increased prices from our suppliers, and, for certain products, we have increased prices to our customers to mitigate the impacts, although to date in 2022 the impacts of these price increases have been minimal. We currently have not identified any current impacts of the supply chain disruption and inflation that will affect our future results, and it is difficult to differentiate whether higher prices are due to supply chain disruption, inflation or a mix of both.

5.We note your disclosure indicating the increase in revenues is attributable to an increase in product shipments and that you have a similar explanation in your subsequent interim report though also associate the change to differences in the availability of your memory IC and mmWave module products, comparing one period to the other.

Please expand your discussion and analysis to address changes in revenues with reference to both quantities and prices of the various products sold to comply with Item 303(b)(2) of Regulation S-K. Please quantify and discuss the reasons for material changes in the volumes of product sales and changes in product pricing.

Response: The increase in product revenues for 2021 compared with 2020 was primarily due to growth in our mmWave business. We commenced selling module products in the second half of 2021, and this was a significant growth driver. The business combination with Peraso Technologies was completed on December 17, 2021, and, as a result, we recorded an immaterial amount of memory product sales in 2021.  The increase in product sales for the first quarter of 2022 was attributable to a full quarter of memory product sales compared with no memory product sales in the prior year quarter combined with an increase in sales of mmWave modules during 2022.  While we have implemented price increases on certain of our mmWave module products in the first half of 2022, to date, the impacts of those price increases have not been significant.  In addition, while we have experienced price increases from certain of our suppliers in 2022, the impacts have not had a material impact on our cost of revenues. We will expand our disclosure to clearly explain the increases in revenue and contributions from our respective products.

Controls and Procedures, page 35

6.We note that you evaluated the effectiveness of disclosure controls and procedures and internal control over financial reporting, and concluded that these were both effective; and that you reached a similar conclusion about disclosure controls and procedures in your subsequent interim report. Given the nature of concerns raised in the other comments in this letter, please revisit these assessments when formulating your response.

Response: While we agree that the Staff’s comments have uncovered areas where we should expand our disclosures in future filings, we maintain our conclusion that both our disclosure controls and procedures and internal control over financial reporting are effective. Further, with respect to our internal control over financial reporting, we do not believe that the Staff’s concerns and our proposed revisions indicate the presence of material weaknesses in such internal controls.

Financial Statements

Consolidated Statements of Operations, page 63

7.We note your disclosure on page 25 of your subsequent interim report indicating that you are reporting some amortization of your intangible assets as research and development expense in the Statements of Operations. We also see that you have disclosures on pages 9, 29 and 70 of the annual report indicating that your intangible assets include patents, developed technology, and customer relationships.

Please expand your accounting policy disclosures regarding Cost of Net Revenues and Research and Development on pages 72 and 73 to describe the nature of the intangible assets that are subject to amortization and to clarify how you differentiate between intangible assets that are associated with customers or products sold, from those that are not, in determining an appropriate classification for amortization.

Tell us the extent to which amortization of your intangible assets has been reported in each of these line items for each period covered by your annual and subsequent interim reports, and if amortization relating to customer lists or products sold has not been reported as a component of Cost of Net Revenues, explain your rationale and provide us with your view on materiality along with any supporting analyses that you prepared.

We generally believe that measures of gross profit should reflect all costs that are attributable to the generation of revenues to comply with GAAP.

Response: We acknowledge the Staff’s comments and perspective on the classification of amortization of intangible assets in our statements of operations. We had not identified any specific financial reporting requirements to include amortization of acquired intangible assets within specific line items, such as cost of goods sold. However, we recognize the Staff’s position with regard to ensuring that cost of goods sold includes all appropriate costs. Substantially all of our intangible assets arose from our business combination with Peraso Technologies Inc., which was completed in December 2021 (the Arrangement). After further review of the components of these purchased intangible assets and in consideration of the Staff’s comments, we have determined that it would be a more appropriate matching to record the amortization of the developed technology asset to cost of goods sold (COGS) and the customer relationships asset to selling, general and administrative expenses (SG&A).

The developed technology intangible asset relates to the products of the Company, which was the accounting acquiree, that had reached technological feasibility and primarily relate to its memory semiconductor products and technology. The Company had ceased substantial development of these products and was not developing new memory products at the time of the Arrangement. Accordingly, we agree with the rationale that it would be a more appropriate matching to record the amortization of the developed technology asset to the COGS line in our statements of operations.

The customer relationships intangible asset relates to the Company's ability to sell existing and future versions of products to the Company’s customers existing at the time of the Arrangement. Accordingly, we believe that it would be a more appropriate matching to record the amortization of the customer relationships asset to the SG&A line in our statements of operations.

In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, the Company has retroactively revised its consolidated statements for the quarter ended March 31, 2022, to reflect the reclassification of these expenses between the COGS, SG&A and research and development expense (R&D) line items in its consolidated statements of operations. As the Arrangement was effective December 17, 2021, the impact was not material to the Company’s financial statements for the year ended December 31, 2021 (as shown below.

A summary of the quantitative effects of the adjustments is set forth in the tables below.

The effects of the adjustments for the three months ended March 31, 2022 were as follows:

	As Reported	Adjustment	As Revised	%impact
Condensed Consolidated Statement of Operations:
Cost of net revenue	$1,590	$358	$1,948	22.5%
Gross profit	1,813	(358)	1,455	(19.7)%
Research and development	6,003	(518)	5,485	(8.6)%
Selling, general and administrative	2,546	160	2,706	6.3%
Total operating expenses	$8,549	$(358)	$8,191	(4.2)%

The effects of the adjustments for the twelve months ended December 31, 2021 were as follows:

	As Reported	Adjustment	As Revised	%impact
Condensed Consolidated Statement of Operations:
Cost of net revenue	$3,270	$60	$3,330	1.8%
Gross profit	2,409	(60)	2,349	(2.5)%
Research and development	11,471	(86)	11,385	(0.7)%
Selling, general and administrative	7,016	26	7,042	0.4%
Total operating expenses	$18,487	$(60)	$18,427	(0.3)%

The revision had no impact on the Company's net loss or total cash flows from operating, investing or financing activities for the year ended December 31, 2021 and three months ended March 31, 2022. Management deemed the adjustments applicable to 2021 and 2022, whether viewed on a stand-alone annual or cumulative basis, to be immaterial based on the evaluation of qualitative considerations and SAB 99 and SAB 108 analysis performed. We do not believe the line item reclassifications to be considered to be likely to affect investment decisions.

We believe that our conclusions are supported as well by the following further analysis of the suggested considerations provided by SAB 99 under Item 1, Assessing Materiality:

1.              Whether the adjustments mask a change in earnings or other trends?

No, the adjustments did not affect the Company’s net loss for the periods presented.

2.              Whether the adjustments hide a failure to meet analysts’ consensus expectations for the Company?

No, the adjustments did not hide a failure to meet analysts’ consensus expectations because the Company has no analysts issuing research on the Company.

3.              Whether the adjustments changes a loss into income or vice versa?

No, the adjustments had no impact on the Company’s net loss.

4.              Whether the adjustments concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

No, the adjustments did not concern a segment or portion of the business that was identified as playing a significant role in the Company’s operations or profitability.

5.              Whether the adjustments affected the Company’s compliance with loan covenants or other contractual requirements?

No, the Company did not have any loan covenants or other contractual requirements that were impacted by the adjustments.

6.              Whether the adjustments affected the Company’s compliance with regulatory requirements?

No, the Company was not subject to any regulatory requirements that were impacted by the adjustments.

7.              Whether the adjustments involved concealment of an unlawful transaction?

No, the adjustments did not involve concealment of an unlawful transaction.

8.              Whether the adjustments have any impact on management’s compensation, for example by satisfying requirements for the award of bonuses or other forms of incentive compensation?

No, management was not awarded any bonuses based on the Company’s financial performance.

9.              Whether the adjustments arise from an item capable of precise measurement?

The amortization expense recorded to determine our net losses was calculated accurately. As noted above, the Company believes there is no GAAP guidance that directly addresses the income statement classification of amortization expense.  We note that parallels can be drawn from the Financial Accounting Standards Board’s Accounting Standards Codification (ASC) 985-20-45-1 and the SEC’s Staff Accounting Bulletin Topic 11.B, and in consideration of that guidance and the Staff’s comments, we believe the amortization would be more appropriately classified in the COGS and SG&A line items in our statements of operations.

10.       Are the adjustments considered material from the viewpoint of a reasonable investor having access to the total mix of information?

No, we do not believe that the adjustments are material to a reasonable investor having access to the total mix of information. The adjustments did not impact revenue, the trend in earnings or the trend in cash flows.  The Company’s financial trend shows recurring annual losses, and increasing operating expenses and negative cash flows.  We do not believe the reclassification of the amortization expense to each statement of operations expense line items is material in light of the magnitude of overall expenses and losses. We believe that due to our trend in net losses, our investors have been focused on the long-term strategy and goals of the Company with emphasis on our potential revenue growth and future liquidity needs.  The adjustments did not impact cash flows; therefore, we concluded that each annual impact and the cumulative impact would be considered immaterial by a reasonable investor. We believe investors are not likely to view the Company’s performance and the value of the Company (as demonstrated by stock price) and their investment position differently due to the increase in these non-cash expenses.

Note 2 - Business Combination Arrangement, page 74

8.Please expand your disclosures to more clearly identify and describe the businesses of both the accounting acquirer and the accounting acquiree, and to describe the primary reasons for the business combination to comply with FASB ASC 805-10-50.

Please also describe the inputs utilized in valuing the equity consideration to include any quoted market prices and dates of reference.

Response: We will expand the disclosure in the business combination footnote to clearly identify and describe the businesses of both the accounting acquirer and the accounting acquiree, which is disclosed in summary in footnote 1, as well as the reasons for the business combination.  The primary reason for the business combination was to produce a larger semiconductor company with greater size and scale with access to the public capital markets for the benefit of the stockholders of both companies.

In addition, we will expand our disclosure in footnote 2 to include the table below, which details the inputs used in valuing the equity consideration.

(in thousands, except per-share amount)
Company share price (i)	$4.21
Company common shares outstanding (ii)	8,716

Fair value of the Company's common shares outstanding	36,694

Fair value of the Company's warrants (iii)	301

Total fair value of the Company's share-based awards (iii)	782
Percent related to pre-combination service	80.76%
Fair value of the Company's pre-combination service share-based awards (iii)	632

Consideration effectively transferred	$37,627

(i) Represents the Company's share price as of December 16, 2021
(ii) Represents the Company's outstanding shares as of December 16, 2021
(iii) Represents the fair value of the Company's warrants outstanding and calculated as of December 16, 2021

Securities Conversion, page 75

9.We understand that shareholders of Peraso Technologies Inc., prior to the reverse merger on December 17, 2021, arranged to receive 9,295,097 shares of a subsidiary of MoSys, Inc., named 2864555 Ontario Inc. (a/k/a/ Canco), and 3,558,151 common shares of MoSys, Inc. (subsequently renamed Peraso, Inc.), and that some of these shares would be placed in escrow generally for at least one year and possibly for up to three years.

You indicate that shares of Canco may be exchanged for shares of MoSys, Inc. and that shares of Series A Special Voting Preferred Stock would be issued to the former shareholders of Peraso Technologies Inc. who have opted to receive the Canco shares in order to convey voting and dividend rights equivalent to those that would be held if the recipients elected to exchange their Canco shares for your common shares.

However, you do not report any outstanding preferred shares in your Balance Sheet on page 62, or in your Statements of Stockholders' Equity on page 64; and your disclosure on page 75 indicates that you are reporting the shares of Canco as if they were shares of your common stock, reasoning that they are similar in substance, possibly when coupled with the rights conveyed via the Series A preferred shares.

Based on these observations, unless you are able to identify authoritative support for your accounting presentation, it appears that you will need to revise your financial statements and related disclosures to reflect the actual number of common and preferred shares that were issued by the parent company in conjunction with the reverse merger, including the recasting of equity activity pursuant to FASB ASC 805-40-45-2(d).  Your revisions should also serve to address the following points.

•	Clarify the manner by which the exchange rights of the Canco shares are coupled with the voting and dividend rights of the Series A preferred shares.
•	Explain how conversion or exchange of the Canco shares would be correlated with any cancellation or relinquishment of Series A preferred shares.
•	Reveal the nature and extent of any assets and operations of Canco, along with the percentage of the minority ownership of Canco.

Response: We did not report any outstanding preferred shares in our balance Sheet or statement of stockholders’ equity because, as explained in Response 2, the Company issued only one Special Voting Share to the Agent, which has no liquidation value, solely to provide a mechanism by which holders of the Exchangeable Shares (the “Canco shares”) may receive dividends and vote on Company matters via instructions they provide to the Agent. The Agent, as holder of the Special Voting Share, is not entitled to any rights outside of its limited rights to administer the voting and divided rights of the Exchangeable Shares. Besides the singular Special Voting Share that was issued to the Agent, the Company did not issue any other shares of preferred stock to anyone in 2021, including former shareholders of Peraso Technologies Inc. However, following discussion with the Staff, we have revised the balance sheet to reflect the single outstanding Special Voting Share. Although such disclosure has been included, there was no change in the balance sheet financial amounts.

We reported the Exchangeable Shares as if they were shares of our common stock and concluded that they are similar in substance to shares of our common stock because both classes have the same voting rights. The Exchangeable Shares were created solely to enable eligible Canadian stockholders of Peraso Technologies, Inc. to take advantage of tax benefits under Canadian law. By extension, the Special Voting Share was issued to the Agent solely to facilitate the exercise of rights by holders of Exchangeable Shares, rights they would similarly possess if they chose to exchange their Exchangeable Shares into shares of our common stock on a one-for-one basis (which they may do at any time). As noted above, the rights of the Agent, as holder of the Special Voting Share, are limited to effecting the rights of the holders of the Exchangeable Shares; the Special Voting Share does not confer any independent rights. To illustrate this relationship, Section 5(c) of the Certificate of Designation of Series A Special Voting Preferred Stock states that “[a]t such time as the share of Special Voting Preferred Stock has no votes attached to it, the Special Voting Preferred Stock shall be automatically cancelled and shall not be reissued as a share of Special Voting Preferred Stock.” Because the Special Voting Share is tied to the existence of the Exchangeable Shares and does not confer independent, non-administrative rights on its holder, we do not believe it is necessary to reflect the issuance of this share on our financial statements, although it is disclosed in footnote 2 to the financial statements.

Besides its formation and issuing the Exchangeable Shares, Canco has not engaged in any material operations and has no other material assets or liabilities of any kind. Canco is, for all intents and purposes, a shell company.

Measuring the Consideration Transferred, page 77

10.	Please expand your disclosure concerning the acquired intangible assets to provide the information prescribed by FASB ASC 350-30-50-1 and 50-2.

Response: We will expand our disclosure in footnote 1 to the financial statements to include the additional disclosures below.

Intangible assets acquired in business combinations are accounted for based on the fair value of assets purchased and are amortized over the period in which economic benefit is estimated to be received. Intangible assets subject to amortization, including those acquired in business combinations were as follows (amounts in thousands):

	June 30, 2022
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Developed technology	$5,726	$(776)	$4,950
Customer relationships	2,556	(346)	2,210
Other	186	(19)	167
Total	$8,468	$(1,141)	$7,327

	December 31, 2021
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Developed technology	$5,726	$(60)	$5,666
Customer relationships	2,556	(27)	2,529
Other	165	(5)	160
Total	$8,447	$(92)	$8,355

Developed technology primarily consisted of MoSys’ products that have reached technological feasibility and primarily relate to its memory semiconductor products and technology. The value of the developed technology was determined by discounting estimated net future cash flows of these products. The Company is amortizing the developed technology on a straight-line basis over four years. Amortization related to developed technology of $0.3 million and $0.7 million for the three and six months ended June 30, 2022, respectively, has been included in cost of net revenue in the condensed consolidated statements of operations and comprehensive loss.

Customer relationships relate to the Company's ability to sell existing and future versions of products to MoSys’ customers existing at the time of the arrangement. The fair value of the customer relationships was determined by discounting estimated net future cash flows from the customer relationships. The Company is amortizing customer relationships on a straight-line basis over an estimated life of 4 years. Amortization related to customer relationships of $0.2 million and $0.3 million for the three and six months ended June 30, 2022, respectively, has been included in selling, general and administrative expense in the condensed consolidated statements of operations and comprehensive loss.

Amortization expense was $0.5 million and $1.0 million for the three and six months ended June 30, 2022, respectively. There was no amortization expense for the three and six months ended June 30, 2021.

As of June 30, 2022, estimated future amortization expenses related to intangible assets were as follows (in thousands):

Year ending December 31,
2022	$1,050
2023	2,099
2024	2,099
2025	2,011
2026	28
2027	10
Thereafter	30
$7,327

***

We thank you for your review of the foregoing. If you have further comments, please feel free to contact our counsel, Blake Baron, Esq., at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ James Sullivan
James Sullivan
Chief Financial Officer